UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	WASHINGTON, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC FILE NO. 0-20292
☐ Form 10-D		CUSIP NUMBER 032092 30 6
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ampex Corporation

Full name of Registrant:

Former name if Applicable:

1228 Douglas Avenue

Address of Principal Executive Office (Street and Number):

Redwood City, California 94063-3199

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ampex Corporation (“Ampex” or “we”) could not file our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”) within the prescribed period because additional time is required by our independent accountants to complete their audit procedures pertaining to our consolidated financial statements and internal control over financial reporting in connection with our initial year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We currently expect that our independent accountants will be able to complete their audits, and that we will be able to file the 2005 Form 10-K, within fifteen calendar days following the prescribed filing date, but we cannot assure you that they or we will be able to do so.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Joel D. Talcott, Esq. (Name)	(650) (Area Code)	367-3330 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We will report significant changes in our operating results between 2004 and 2005, primarily due to fluctuations in our patent licensing revenues and patent litigation expenses, for the reasons discussed below, which impacted our total revenues and net income. Based on preliminary, unaudited results for 2005, we expect to report changes in our licensing income, total revenues, patent litigation costs, total costs and operating expenses, net income and earnings per diluted share from 2004 to 2005, as set forth below:

	(in thousands, except per share date)
	2005	2004
	(unaudited)	(unaudited)
Licensing revenues	$28,914	$72,869
Total revenues	53,154	101,451
Total costs and operating expenses	43,954	40,607
Income from continuing operations	5,812	48,510
Net income	6,727	46,362
Undistributed income per diluted share applicable to common shareholders
Continuing operations:	$1.51	$12.73
Total:	$1.75	$12.17

Through our Licensing segment, we license our intellectual property to manufacturers of consumer digital video products. Our licensing revenues fluctuate for a number of reasons, including the extent to which we receive one-time royalty settlements covering periods prior to execution of the license, and in some cases prepayments covering future periods. Therefore, our licensing revenues are not comparable between periods, and are not indicative of licensing revenues to be received in future periods.

In order to enforce our patents, we instituted litigation against certain manufacturers of digital still cameras. Two suits were settled out of court during 2004, and one suit continued throughout 2005 and is scheduled to go to trial in December 2006. The amount of our patent litigation expense varies significantly from period to period, and has a corresponding effect on our operating profits and earnings per share.

The foregoing information is subject to change, based upon the completion of our year-end audits.

Attached below is the accountant’s statement required by Rule 12b-25(c).

BDO Seidman, LLP

125 South Market, Suite 800

San Jose, CA 95113

Telephone: (408) 278-0220

Fax: (408) 278-0230

March 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Ampex Corporation (the “Registrant”). The Registrant has stated in Part III of its filing on Form 12b-25 that is it unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2005 because our Firm has not yet completed our audits of the consolidated financial statements and internal control over financial reporting of the Registrant for the year ended December 31, 2005 and is therefore unable to furnish the required opinions on such financial statements and internal control over financial reporting.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audits of the Registrant’s financial statements and internal control over financial reporting and furnish the required opinions for a timely filing because additional time is required by us to complete our audit procedures, including the completion of our internal review procedures, pertaining to the Registrant’s consolidated financial statements and internal control over financial reporting in connection with the Registrant’s initial year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary in the circumstances.

Very truly yours,

/s/ BDO Seidman, LLP

Ampex Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2006	By:	/s/ Joel D. Talcott
	Name:	Joel D. Talcott
	Title:	Vice President and Secretary